March 28, 2019

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C.  20549
Attention:	Isaac Esquivel
Kate Tillan
Coy Garrison
Tom Kluck

Re:	Nanobiotix S.A.
Draft Registration Statement on Form F-1
Submitted December 21, 2018
CIK No. 0001760854

Ladies and Gentlemen:

Nanobiotix S.A., a société anonyme organized under the laws of France (“Nanobiotix,” the “Company,” “we,” “our” or “us”), hereby responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated February 8, 2019 with respect to our Draft Registration Statement on Form F-1, submitted confidentially on December 21, 2018 (the “Draft Registration Statement”). We are concurrently submitting confidentially a revised Draft Registration Statement (the “Amended Draft Registration Statement”) that includes changes in response to the Staff’s comments.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Amended Draft Registration Statement.

Securities and Exchange Commission
March 28, 2019

Draft Registration Statement on Form F-1

Overview, page 1

1.
We note your disclosure on pages 2 and 80 that preliminary results from clinical trials of NBTXR3 in patients with late-stage liver cancers and advanced head and neck cancers suggest a “favorable safety profile.” Please remove all statements throughout the filing that present your conclusions regarding the safety or efficacy of your product, as these determinations are within the authority of the FDA, your Notified Body, or comparable regulatory bodies. With respect to safety, we will not object to statements that your product candidate was well tolerated.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 2, 16, 68, 81, and 84 in the Amended Draft Registration Statement.

NBTXR3 Development Pipeline, page 3

2.
We note that the table currently suggests that the Head & Neck Cancers clinical trial in the EU has completed Phase I testing, but your disclosure states that you are currently conducting the Phase I/II clinical trial and that you are seeking a trial expansion. Please revise to reflect the status of the Head & Neck Cancers clinical trial in the EU. Please also confirm whether you will be providing expected milestones for each clinical trial in your pipeline.

Response:

The Company confirms that an expected milestone is provided for each clinical trial in the pipeline, except for the liver cancers clinical trial, for which no milestone has been determined, and the clinical trials that are run by its collaboration partner, PharmaEngine. In response to the Staff’s comment, the applicable disclosure has been revised, including the addition of a clarifying footnote to the pipeline. Please see pages 2, 3, 4, 67, 69, 70, 75, 81, 82 and 83 in the Amended Draft Registration Statement.

3.
We note that the table currently states that the Soft Tissue Sarcoma clinical trial is being conducted in both the European Union and Asia. However, we do not see any disclosure in your filing describing a clinical trial that you or PharmaEngine are conducting of NBTXR3 in Asia for patients suffering from soft tissue sarcoma. Please revise to either remove the relevant reference to Asia in the pipeline table or to include a description of the relevant clinical trial elsewhere in the prospectus.

Response:

The Company respectfully advises the Staff that page 74 of the Draft Registration Statement currently notes that the Phase II/III trial in locally advanced soft tissue sarcoma was conducted at more than 30 sites worldwide, including sites in Asia. In response to the Staff’s comment, this disclosure has been revised to clarify that of the 30 sites for the trial, 23 sites are located in Europe and seven sites are located in the Asia-Pacific region. Please see page 76 in the Amended Draft Registration Statement.

Securities and Exchange Commission
March 28, 2019

4.
We note your disclosure that based on the preliminary results from the Phase I/II clinical trial of NBTXR3 in Europe for patients suffering from locally advanced head and neck cancers, you “intend to rapidly develop, and satisfy applicable pre-marketing regulatory requirements for, NBTXR3 in locally advanced head and neck cancers.” Please revise to provide context and a basis for how the preliminary results would allow you to rapidly develop and satisfy pre-marketing regulatory requirements, in light of your disclosure on page 14 that clinical trials are long, expensive, and unpredictable processes. Please also clarify whether you are referring to pre-marketing regulatory requirements in the European Union, the United States, or both.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 4,70, 82 and 83 in the Amended Draft Registration Statement.

Complete the regulatory requirements to market NBTXR3 …, page 4

5.
We note your disclosure that you expect to complete “in the near future” the conformity assessment procedure required for you to be able to market NBTXR3 for locally advanced STS in the EU. To provide context, please disclose when you initiated the conformity assessment procedure and to give a general timeline within which your Notified Body will make a decision as to the issuance of a certificate.

Response:

The Company respectfully advises the Staff that it is engaged in continuous discussions with its Notified Body regarding the conformity assessment procedure for NBTXR3 for the treatment of locally advanced soft tissue sarcoma in the EU. Although the Notified Body has not provided an indication as to when it will make a decision as to the issuance of a certificate, the Company will expand upon and supplement the applicable disclosure when the precise timing is made more evident. In response to the Staff’s comment, the disclosure has been revised to clarify that the Company initiated the conformity assessment procedure in September 2016. Please see pages 5, 19 and 70 in the Amended Draft Registration Statement.

Expand the opportunity for NBTXR3 as a treatment for liver cancers …, page 4

6.
We note your reference to demonstrating the applicability of NBTXR3 to breast cancer. Given that breast cancer is a potential cancer indication for NBTXR3-gel, which is in a preclinical program and not in your pipeline, please remove the reference to breast cancer here.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 5 and 70 in the Amended Draft Registration Statement.

Securities and Exchange Commission
March 28, 2019

Implications of Being an Emerging Growth Company, page 5

7.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 11

8.
We note from your disclosure on page 116 that Dr. Herrera, one of your supervisory board members, currently serves as Head of Corporate Development, Managing Director of PharmaEngine Europe Sarl. Please revise to disclose the risks of any conflicts of interest that may arise from Dr. Herrera’s dual roles with you and PharmaEngine, or tell us why such disclosure is not useful.

Response:

The Company respectfully submits to the Staff that it does not believe risk factor disclosure regarding Dr. Herrera’s dual roles with the Company and PharmaEngine is necessary due to an internal policy it maintains to protect against the risks of any conflicts of interest potentially arising from such relationship. In response to the Staff’s comment, disclosure in the “Certain Relationships and Related-Party Transactions” section of the prospectus has been revised to describe this internal policy. Please see page 123 in the Amended Draft Registration Statement.

We may not have access to raw materials …, page 21

9.
We note that you have entered into agreements related to the supply of the raw materials used in the manufacturing of your nanoparticles and that the supply could be reduced or interrupted at any time. Please revise to expand upon the material terms of your agreements relating to the supply of such raw materials and to describe whether the prices of the raw materials are volatile. Refer to Item 4.B.4 of Form 20-F.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised to add a cross-reference to the “Business” section of the prospectus, where the terms of such agreements are described in detail. Please see pages 22 and 88 in the Amended Draft Registration Statement.

Securities and Exchange Commission
March 28, 2019

Use of Proceeds, page 46

10.
Please expand upon your disclosure regarding the proceeds to be used to initiate and conduct additional clinical trials of NBTXR3 in your checkpoint inhibitor combination development program to describe how far in the development process you estimate the allocated proceeds from this offering will enable you to reach.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 8 and 46 in the Amended Draft Registration Statement.

Liquidity and Capital Resources, page 60

11.
We note your disclosure on page 55 that the amounts of funding you expect to become available to you under the EIB loan agreement, in addition to other factors, leads you to believe you will have sufficient working capital to fund your operations to at least the end of 2019. Please provide more detail on the specified performance criteria that you must satisfy in order to have additional tranches of the EIB loan made available to you.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 61 in the Amended Draft Registration Statement.

Results, page 75

12.
We note that the graph showing the four fold increase in pathological complete response in the higher grade sarcoma group and narrative description does not include whether the results of the subgroup were statistically significant. Please revise to clarify or tell us why such an explanation is not useful.

Response:

The Company respectfully submits to the Staff that revised disclosure would not be useful to potential investors. Significance of the four-fold increase in pathological complete response in the higher grade sarcoma subgroup was not part of the initial trial protocol or analysis plan; consequently, the study was not designed to demonstrate statistical significance at the subgroup level. Further, because of the multiple comparisons problem (i.e., inferring the statistical significance of the higher grade sarcoma subgroup based on the observed statistical significance of the entire patient population with respect to achieving pathological complete response), a separate test to determine the statistical significance of the results of the higher grade sarcoma subgroup in isolation would be required. The Company believes that the expense and time required to conduct such a test makes it impracticable in light of its limited benefit.

Securities and Exchange Commission
March 28, 2019

Results, page 82

13.
Please identify the non-treatment-related adverse events observed. Additionally, we note you reference results of seven patients evaluated for best response in HCC, but state that nine patients were evaluated. Please clarify the results for the other two patients.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 84 and 85 in the Amended Draft Registration Statement.

PharmaEngine, page 86

14.
We note your disclosure that you are entitled to receive payments for the supply of NBTXR3 and “up to double-digit royalties” based on net product sales by PharmaEngine. Please revise your disclosure to provide the royalty rate or a range of royalties to which you are entitled under this provision.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 88 in the Amended Draft Registration Statement.

15.
Please provide more detail on the material terms of your license and collaboration agreement with PharmaEngine, including the nature and scope of the intellectual property transferred, each parties’ duties and obligations, the term of the agreement, and the termination provisions.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 88 and 89 in the Amended Draft Registration Statement.

Intellectual Property, page 87

16.
We note your reference to “more than 300 issued or pending patents and patent applications in over 20 patent families across the world.” Please revise to identify your material patents or patent applications. Please also include such information as the specific product or technology to which the patent relates, the type of patent protection, expiration dates, and the applicable jurisdiction.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 91 and 92 in the Amended Draft Registration Statement.

Government Regulation, Product Approval and Certification, page 88

17.	Please revise to describe the regulation of NBTXR3 in Taiwan and the other Asian-Pacific countries within which PharmaEngine is responsible for developing and commercializing NBTXR3.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see pages 102 and 103 in the Amended Draft Registration Statement.

Securities and Exchange Commission
March 28, 2019

Executive Board Compensation, page 105

18.
We note footnote four to the executive board compensation table. Please expand upon your description of the achievement of strategic goals. Please also explain what you mean by “performance on the ‘work together’ of 20%.” Refer to Item 6.B.1. of Form 20-F.

Response:

In response to the Staff’s comment, the applicable disclosure has been revised. Please see page 112 in the Amended Draft Registration Statement.

Report of Independent Registered Public Accounting Firm, page F-2

19.	Please revise the first paragraph in the basis for opinion to refer to the Public Company Accounting Oversight Board (United States) consistent with paragraph 9(g) of AS 3101.

Response:

In response to the Staff’s comment, the basis for opinion has been revised to refer to the Public Company Accounting Oversight Board (United States) consistent with paragraph 9(g) of AS 3101. Please see page F-2 in the Amended Draft Registration Statement.

Note 2. General Information, Statement of Compliance and Basis of Presentation, page F-8

20.
In the first paragraph on page F-9, you refer to IFRS as adopted by the European Union. Please revise to make an explicit and unreserved statement of compliance with IFRS as issued by the International Accounting Standards Board consistent with paragraph 16 of IAS 1.

Response:

In response to the Staff’s comment, the third paragraph on page F-9 of the Amended Draft Registration Statement has been revised to make an explicit and unreserved statement of compliance with IFRS as issued by the International Accounting Standards Board consistent with paragraph 16 of IAS 1.

General

21.
Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:

The Company respectfully acknowledges the Staff’s comment, and will supplementally provide the Staff with proofs of all graphics, visual, or photographic information to be presented when available.

* * * * * * * * *

Securities and Exchange Commission
March 28, 2019

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at +33 1 40 26 04 70.

Very truly yours,

/s/ Philippe Mauberna

Philippe Mauberna
Chief Financial Officer

cc:	Laurent Levy, Chief Executive Officer, Nanobiotix S.A.
Boris Dolgonos, Jones Day
Peter E. Devlin, Jones Day